SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
GEOFFREY CHAN *	15 QUEEN'S ROAD CENTRAL, HONG KONG	BOSTON
SHU DU *		CHICAGO
ANDREW L. FOSTER *		HOUSTON
CHI T. STEVE KWOK *	TEL: (852) 3740-4700	LOS ANGELES
EDWARD H.P. LAM ♦*	FAX: (852) 3740-4727	NEW YORK
HAIPING LI *	www.skadden.com	PALO ALTO
RORY MCALPINE ♦		WASHINGTON, D.C.
JONATHAN B. STONE *		WILMINGTON
PALOMA P. WANG
♦ (ALSO ADMITTED IN ENGLAND & WALES)		BEIJING
* (ALSO ADMITTED IN NEW YORK)		BRUSSELS
FRANKFURT
REGISTERED FOREIGN LAWYER		LONDON
Z. JULIE GAO (CALIFORNIA)		MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
	July 24, 2020	TOKYO
TORONTO

VIA EDGAR

Ms. Pam Howell

Ms. Erin E. Martin

Mr. Howard Efron

Ms. Shannon Menjivar

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                 KE Holdings Inc. (CIK No. 0001809587)

Registration Statement on Form F-1

Dear Ms. Howell, Ms. Martin, Mr. Efron and Ms. Menjivar:

On behalf of our client, KE Holdings Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (“Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated July 23, 2020. To facilitate the Staff’s review, we are separately delivering to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on July 10, 2020, and two copies of the filed exhibits.

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the Staff.

The Company plans to file an amendment to the Registration Statement containing its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2020 and comparable financial information for the same period in 2019 on or about August 3, 2020, and file an amendment to the Registration Statement containing the estimated price range and offering size on or about August 10, 2020, and to launch the road show for the offering immediately thereafter. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

The Staff’s comments from its letter dated July 23, 2020 are repeated below in bold and is followed by the Company’s response. The Company has included page references in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Management

Baihui Partnership, page 200

1.                                      We note your new disclosure regarding the Baihui Partnership and its role in the development and operation of your business. Please update your Regulation section to specifically address the role of the Bahui Partnership. Please confirm whether the interests of the Baihui Partnership are required to be disclosed or approved under PRC law, and the extent, if any, that the role it serves affects your PRC opinion. Please also clarify the extent of the interests held by Mr. Zuo Hui and Mr. Shan Yigang in the partnership.

The Company respectfully advises the Staff that the Baihui Partnership will be organized under the laws of the Cayman Islands, and although the Company’s post offering memorandum and articles of associates provide the role and power of the Baihui Partnership in the Company’s corporate governance, the Company will not be a party to the partnership agreement. As advised by its PRC and Cayman Islands legal counsels, the Company respectfully confirms that (i) the organization of the Baihui Partnership and the partnership’s role in the Company’s corporate governance do not contravene any law, rule or regulation of the PRC or Cayman Islands, and (ii) the interests of the Baihui Partnership in the Company are not required to be disclosed or approved under the PRC law and the partnership’s role in the Company’s corporate governance does not affect the Company’s PRC opinion.

In addition, the Company has revised the referenced disclosure on page 201 of the Registration Statement to disclose the latest limited partnership interests to be held by Mr. ZUO Hui and Mr. SHAN Yigang in the Baihui Partnership.

Principal and Selling Shareholders, page 210

2.                                      We note that Section 1.01 of exhibit 3.3 appears to indicate that SVF II Shell Subco (Singapore) Pte. Ltd. is controlled by Softbank Group. Please disclose Softbank’s beneficial ownership in the securities held by SVF or advise. Refer to Part I, Item 7(A) of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 214 of the Registration Statement to clarify the holding structure of SVF II Shell Subco (Singapore) Pte. Ltd. and its relationship with Softbank Group Corp.

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:                                Hui Zuo, Chairman of the Board of Directors, KE Holdings Inc.

Yongdong Peng, Executive Director and Chief Executive Officer, KE Holdings Inc.

Tao Xu, Executive Director and Chief Financial Officer, KE Holdings Inc.

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP

Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP